UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number: 001-31221

Total number of pages: 53

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings Release for the Nine Months Ended December 31, 2007

2.	Materials presented in conjunction with the earnings release dated January 29, 2008 announcing the company’s results for The Nine Months ended December 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: January 29, 2008	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

3:00 P.M. JST, January 29, 2008 NTT DoCoMo, Inc.

Earnings Release for the Nine Months Ended December 31, 2007

Consolidated financial results of NTT DoCoMo, Inc. and its subsidiaries (collectively “we” or “DoCoMo”) for the nine months ended December 31, 2007 (April 1, 2007 to December 31, 2007), are summarized as follows.

<< Highlights of Financial Results >>

•

For the nine months ended December 31, 2007, operating revenues were ¥3,522.0 billion (down 2.1% compared to the same period of the prior year), operating income was ¥625.0 billion (down 7.7% compared to the same period of the prior year), income before income taxes was ¥628.7 billion (down 7.6% compared to the same period of the prior year) and net income was ¥376.5 billion (down 6.7% compared to the same period of the prior year).

•	Earnings per share were ¥8,714.79 (down 4.8% compared to the same period of the prior year) and EBITDA margin* was 34.3% (down 0.3 point compared to the same period of the prior year).

Notes:

1.	Consolidated financial statements in this release are unaudited.

2.	Amounts in this release are rounded off.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA and EBITDA margin, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page18.

1

<< Comment from Masao Nakamura, President and CEO >>

In the third quarter of the fiscal year ending March 31, 2008, we introduced new handset purchase methods, the “Value Course” and “Basic Course”, in conjunction with the release of our latest “FOMA 905i” series phones, in an effort to encourage customers to migrate to the new purchase methods, which we believe are more appropriate for the current state of the Japanese cellular phone market. The “Value Course”, in particular, got off to a good start, with more than two million customers choosing to buy a handset using this method in just two months after its launch. The new discount services, “Fami-wari MAX 50”, “Hitoridemo Discount 50” and “Office-wari MAX 50”, which were introduced in the summer of 2007, have also been received favorably, and their combined subscription count reached approximately 17.6 million as of December 31, 2007, accounting for over 30% of our total cellular subscriptions. Meanwhile, our cellular churn rate for the third quarter dropped to 0.74%, demonstrating that these new measures are beginning to deliver tangible results.

As for the financial results for the first three quarters of the fiscal year ending March 31, 2008, both operating revenues and operating income decreased compared to the same period of the last fiscal year to ¥3,522.0 billion and ¥625.0 billion, respectively, despite the reduction in distributor commissions achieved by the introduction of new handset purchase methods and other measures. This decline is mainly attributable to the decrease in cellular services revenues, which were impacted by the new discount services launched simultaneously with the new purchase methods and other factors.

In the coming spring, we plan to release 13 new models in the “FOMA 705i” lineup comprising a wide variety of handsets featuring distinctive designs and functionality. By introducing these new models after our “FOMA 905i” handsets, which are equipped with a full range of state-of-the-art functions, for instance, high-speed data access, international roaming and one-segment TV capabilities, we intend to further enrich our handset portfolio to cater to the demands of broader user segments and accelerate the uptake of the new purchase methods and discount services. On the service front, we have endeavored to improve customer satisfaction, for example, by expanding the coverage of FOMA High-Speed service that provides transmission speeds of up to 3.6Mbps to 97% of the populated areas in Japan, so that our customers can download video, music and other large-capacity contents more comfortably.

While the competitive environment is expected to remain harsh, we are committed to taking up the challenge to create new values and move “one step ahead” by undertaking various measures, including the option to collaborate with external partners, with the goal to transform cellular phones into a “lifestyle infrastructure” closely tied to people’s everyday lives.

<< 1. Operating Results >>

1.	Business Overview

(1) Results of operations	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2007	Increase (Decrease)		Year ended March 31, 2007
Operating revenues	¥3,597.0	¥3,522.0	¥(75.0)	(2.1)%	¥4,788.1
Operating expenses	2,920.1	2,897.0	(23.1)	(0.8)	4,014.6

Operating income	676.9	625.0	(51.9)	(7.7)	773.5
Other income (expense)	3.8	3.7	(0.1)	(1.8)	(0.6)

Income before income taxes	680.7	628.7	(52.0)	(7.6)	772.9
Income taxes	276.7	253.3	(23.5)	(8.5)	313.7
Equity in net income (losses) of affiliates	(0.2)	1.2	1.4	—	(1.9)
Minority interests in consolidated subsidiaries	(0.0)	(0.1)	(0.1)	(254.3)	(0.0)

Net income	¥403.7	¥376.5	¥(27.2)	(6.7)%	¥457.3

2

(2)	Operating revenues

	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2007	Increase (Decrease)
Wireless services	¥3,248.8	¥3,158.7	¥(90.1)	(2.8)%
Cellular services revenues	3,157.6	3,060.5	(97.1)	(3.1)
- Voice revenues	2,238.5	2,041.6	(196.9)	(8.8)
Including: FOMA services	1,308.3	1,582.6	274.2	21.0
- Packet communications revenues	919.1	1,018.9	99.8	10.9
Including: FOMA services	697.5	921.1	223.6	32.1
PHS services revenues	18.4	9.4	(9.0)	(49.1)
Other revenues	72.8	88.9	16.1	22.1
Equipment sales	348.3	363.3	15.1	4.3

Total operating revenues	¥3,597.0	¥3,522.0	¥(75.0)	(2.1)%

Notes:

1.	Cellular services revenues for the nine months ended December 31, 2006 reflect the impact of changes in estimates regarding initially recognizing as revenues the portion of “Nikagetsu Kurikoshi” (two-month carry-over) allowances that are estimated to expire.

2.	Voice revenues include data communications revenues through circuit switching systems.

•	Operating revenues totaled ¥3,522.0 billion (down 2.1% compared to the same period of the prior year).

•

Cellular services revenues decreased to ¥3,060.5 billion (down 3.1% compared to the same period of the prior year), due to the penetration of expanded discount programs called “Fami-wari MAX 50” and “Hitoridemo Discount 50”, both of which were introduced in August 2007, and the adverse impact of changes in estimates regarding initially recognizing as revenues during the same period of the prior year the portion of “Nikagetsu Kurikoshi (two-month carry-over)” allowances that are estimated to expire.

•

Voice revenues from FOMA services increased to ¥1,582.6 billion (up 21.0% compared to the same period of the prior year) and packet communications revenues from FOMA services increased to ¥921.1 billion (up 32.1% compared to the same period of the prior year) owing to a significant increase in the number of FOMA services subscriptions to 42.08 million (up 31.0% compared to the same period of the prior year).

•

Equipment sales totaled ¥363.3 billion (up 4.3% compared to the same period of the prior year), due to the introduction of new handset-purchase methods called “Value Course” and “Basic Course” in November 2007.

(3)	Operating expenses

	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2007	Increase (Decrease)
Personnel expenses	¥188.8	¥186.7	¥(2.1)	(1.1)%
Non-personnel expenses	1,860.4	1,815.6	(44.8)	(2.4)
Depreciation and amortization	537.4	558.0	20.6	3.8
Loss on disposal of property, plant and equipment and intangible assets	35.5	43.5	8.0	22.7
Communication network charges	270.7	264.1	(6.6)	(2.4)
Taxes and public dues	27.4	29.2	1.8	6.4

Total operating expenses	¥2,920.1	¥2,897.0	¥(23.1)	(0.8)%

•	Operating expenses were ¥2,897.0 billion (down 0.8% compared to the same period of the prior year).

•	Personnel expenses were ¥186.7 billion (down 1.1% compared to the same period of the prior year). The number of employees as of December 31, 2007 was 22,027.

•

Non-personnel expenses decreased to ¥1,815.6 billion (down 2.4% compared to the same period of the prior year). The introduction of new handset-purchase methods resulted in a decrease in commissions paid to sales agents while a decrease in procurement cost per handset reduced the total cost of equipment sold.

•

Depreciation and amortization increased to ¥558.0 billion (up 3.8% compared to the same period of the prior year) following intensive capital expenditures for expansion of FOMA service areas in the prior fiscal year.

3

(4)	Operating income

•	Operating income decreased to ¥625.0 billion (down 7.7% compared to the same period of the prior year).

(5)	Income before income taxes

•	Income before income taxes decreased to ¥628.7 billion (down 7.6% compared to the same period of the prior year), due to a decrease in operating income.

(6)	Net income

•	Net income was ¥376.5 billion (down 6.7% compared to the same period of the prior year).

2.	Key Performance Indicators

(1)	Number of subscriptions and other indicators

<Number of subscriptions by services>	Ten thousand subscriptions
	March 31, 2007	December 31, 2007	Increase (Decrease)
Cellular (FOMA+mova) services	5,262	5,315	53	1.0%
Cellular (FOMA) services	3,553	4,208	655	18.4
Cellular (mova) services	1,709	1,107	(602)	(35.2)
i-mode services	4,757	4,783	26	0.5
PHS services	45	16	(30)	(65.7)

Note:

Number of i-mode subscriptions = Cellular (FOMA) i-mode subscriptions + Cellular (mova) i-mode subscriptions

<Number	of handsets sold and Churn rate>

	Ten thousand units/%
	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)
Cellular (FOMA+mova) services	1,868	1,932	64	3.4%
Cellular (FOMA) services
New FOMA subscription	377	439	62	16.5
FOMA subscription by mova subscribers	692	514	(179)	(25.8)
Handset upgrade by FOMA subscribers	623	941	318	51.0
Cellular (mova) services
New mova subscription	73	17	(56)	(77.0)
Handset upgrade by mova subscribers	103	21	(82)	(79.4)
Churn Rate	0.72%	0.85%	0.13point	—

Note:

Number of handsets sold includes the number of subscriptions with unsubscribed handsets brought by the subscribers.

•

The aggregate number of cellular (FOMA+mova) services subscriptions was 53.15 million as of December 31, 2007, an increase of 0.53 million compared to the number as of March 31, 2007. The increase derived from our continued efforts to strengthen total competitiveness from a customer-centric viewpoint, including the offering of expanded discount programs such as “Fami-wari MAX 50”, the introduction of a new handset-purchase method called “Value Course” and a discounted billing plan called “Value Plan”, the enrichment of our handset lineup and network services and the enhancement of network quality.

•

Due to the steady migration of subscribers from mova services to FOMA services, the number of FOMA services subscriptions increased to 42.08 million, up 6.55 million since March 31, 2007, and the proportion of FOMA services subscriptions to the aggregate cellular (FOMA+mova) subscriptions increased to 79.2% as of December 31, 2007.

•	The number of handsets sold (FOMA+mova) increased to 19.32 million units (up 3.4% compared to the same period of the prior year).

•

The churn rate for cellular (FOMA+mova) services for the nine months ended December 31, 2007 was 0.85% (up 0.13 point compared to the same period of the prior year), due to the impact of the Mobile Number Portability.

4

(2)	Trend of ARPU and other operation data

	Yen/Minutes/Ten thousand subscriptions
	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)
Aggregate ARPU* (FOMA+mova)	¥6,760	¥6,470	¥(290)	(4.3)%
Voice ARPU	4,780	4,290	(490)	(10.3)
Packet ARPU	1,980	2,180	200	10.1
Aggregate ARPU (FOMA)	8,000	7,160	(840)	(10.5)
Voice ARPU	5,200	4,510	(690)	(13.3)
Packet ARPU	2,800	2,650	(150)	(5.4)
MOU* (FOMA+mova) (minutes)	146	140	(6)	(4.1)

	December 31, 2006	December 31, 2007	Increase (Decrease)
Number of i-channel subscriptions (ten thousand)	812	1,495	683	84.1%
Number of subscriptions for flat-rate billing plans for unlimited i-mode usage (ten thousand)	856	1,195	338	39.5%

Note:

Number of subscriptions for flat-rate billing plans for unlimited i-mode usage: “pake-hodai” subscriptions + “pake-hodai full” subscriptions

*See“Definition and Calculation Methods of ARPU and MOU”on page 17 for details of definitions and calculation methods of ARPU and MOU.

•

Aggregate ARPU of cellular (FOMA+mova) services decreased to ¥6,470 for the nine months ended December 31, 2007 (down 4.3% compared to the same period of the prior year) due to the penetration of expanded discount programs such as “Fami-wari MAX 50” and the adverse impact of changes in estimates regarding initially recognizing as revenues during the same period of the prior year the portion of “Nikagetsu Kurikoshi (two-month carry-over)” allowances that are estimated to expire.

(3)	Trend of capital expenditures

<Breakdown of capital expenditures>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2007	Increase (Decrease)
Mobile phone business	¥583.5	¥403.7	¥(179.8)	(30.8)%
PHS business	0.9	0.3	(0.7)	(73.3)
Other (including information systems)	94.8	84.2	(10.6)	(11.2)

Total capital expenditures	¥679.3	¥488.2	¥(191.1)	(28.1)%

<Approximate number of base stations installed>	Units/Facilities
	March 31, 2007	December 31, 2007	Increase (Decrease)
Outside base stations (units)	35,700	40,600	4,900	13.7%
Facilities with indoor systems (facilities)	10,400	13,300	2,900	27.9

•

We were involved in enhancement of network quality and acceleration of network speed reflecting requests from our customers while we continued our efforts to save on equipment procurement costs. As a result, total capital expenditures during the nine months ended December 31, 2007 decreased to ¥488.2 billion (down 28.1% compared to the same period of the prior year).

•

The aggregate number of outside base stations installed was approximately 40,600, an increase of 4,900 from March 31, 2007, and the aggregate number of facilities with indoor systems was approximately 13,300, an increase of 2,900 from March 31, 2007.

5

(4)	Segment information

<Results of operations by segment>

	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2007	Increase (Decrease)
Operating revenues
Mobile phone business	¥3,547.9	¥3,476.8	¥(71.1)	(2.0)%
PHS business	18.7	9.7	(9.0)	(48.1)
Miscellaneous businesses	30.5	35.6	5.1	16.8

Total operating revenues (consolidated)	¥3,597.0	¥3,522.0	¥(75.0)	(2.1)%

Operating expenses
Mobile phone business	¥2,853.0	¥2,812.6	¥(40.3)	(1.4)%
PHS business	26.1	29.1	3.0	11.6
Miscellaneous businesses	41.1	55.3	14.3	34.7

Total operating expenses (consolidated)	¥2,920.1	¥2,897.0	¥(23.1)	(0.8)%

Operating income (losses)
Mobile phone business	¥694.9	¥664.1	¥(30.8)	(4.4)%
PHS business	(7.4)	(19.4)	(12.0)	(162.0)
Miscellaneous businesses	(10.6)	(19.7)	(9.1)	(86.1)

Total operating income (consolidated)	¥676.9	¥625.0	¥(51.9)	(7.7)%

<Topics in the three months ended December 31, 2007>

Mobile phone business	<<Handsets>>	• Eleven new models of FOMA handset were released, including seven of the latest“FOMA 905i” series.
<<Services>>

•        The point program of “DoCoMo Premier Club” was expanded to further reward long-term subscribers.

•        “DoCoMo Premier Club” started to provide its membership with various privileges in Guam and Saipan.

•        Three security services, “Omakase Lock”, “Keitai-Osagashi Service” and “Data Security Service”, were packaged into“Keitai-Anshin Package” with a discounted monthly fee.

•        “imadoco search” service, which enables a subscriber to locate another subscriber on an electronic map via i-mode or PC, was launched.

•        “area mail” service, which enables subscribers to receive emergency information from the Japan Meteorological Agency or municipalities in the case of a disaster, was launched.

•        “i-channel” service was launched in Italy by Wind Telecomunicazioni S.p.A.

•        We agreed with KT Freetel Co., Ltd. to jointly invest in U Mobile Sdn. Bhd., a new Malaysian 3G mobile operator.

•        We expanded the service area of international roaming-out services (for voice calls and SMS to 155 countries and areas, for packet communications to 107 countries and areas, and for videophone calls to 41 countries and areas as of December 31, 2007) .

<<Billing>>

•        Two new handset-purchase methods called “Value Course” and “Basic Course”, and a discounted billing plan called “Value Plan” were introduced.

(The aggregate number of subscriptions to the “Value plan” surpassed 2 million as of January 15, 2008.)

<<Other>>

•        DoCoMo’s involvement in the universal design of handsets and services was publicly recognized by the Japanese government when we won “the prime minister’s prize for the promotion of Barrier-free handicap access”.

PHS business		• PHS services were terminated on January 7, 2008.

Miscellaneous businesses

•        interTouch Pte. Ltd., a DoCoMo’s wholly-owned subsidiary, agreed to fully acquire MagiNet Pte. Ltd., a broadband internet service provider for hotel facilities.

•        The number of “iD” membership surpassed 5 million as of the end of November 2007.

6

<< 2. Financial Position >>

(1)	Financial position

	Billions of yen/%
	(UNAUDITED) December 31, 2006	(UNAUDITED) December 31, 2007	Increase (Decrease)
Total Assets	¥6,053.1	¥6,043.7	¥(9.4)	(0.2)%
Shareholders’ equity	4,128.3	4,222.5	94.2	2.3
Liabilities	1,923.6	1,819.9	(103.7)	(5.4)
Interest bearing liabilities	654.0	506.2	(147.8)	(22.6)

Equity ratio (1)	68.2%	69.9%	1.7 point	—
Debt ratio (2)	13.7%	10.7%	(3.0) point	—

Notes:

(1)	Equity ratio = Shareholders’ equity / Total assets

(2)	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

(2)	Cash flow conditions

	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2007	Increase (Decrease)
Net cash provided by operating activities	¥582.0	¥1,027.4	¥445.3	76.5%
Net cash used in investing activities	(717.8)	(509.5)	208.3	29.0
Net cash used in financing activities	(462.1)	(414.2)	47.9	10.4
Free cash flows (1)	(135.7)	517.9	653.7	—
Adjusted free cash flows* excluding the effects of irregular factors (2) and changes in investments for cash management purposes (3)	31.9	361.2	329.3	—

Notes:

(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)	Irregular factors = the effects of uncollected revenues due to bank closures at the end of the fiscal period

(3)	Changes in investments for cash management purposes = Changes by purchases, redemptions and sales of financial instruments for cash management purposes with original maturities of longer than 3 months.

*	See the reconciliations to the most directly compatible financial measures calculated and presented in accordance with GAAP on page 18.

•

Net cash provided by operating activities was ¥1,027.4 billion (up 76.5% compared to the same period of the prior year). The increase in net cash provided by operating activities resulted mainly from a decrease in the net payment of income taxes to ¥179.5 billion from ¥358.5 billion in the same period of the prior year, after the deferred tax asset from the impairment of our investment in Hutchison 3G UK Holdings Limited was realized during the prior fiscal year. During the same period of the prior year, when banks were closed on the last day of December, the cash reception of ¥217.0 billion, including cellular revenues, was deferred to January 2007. As banks were also closed at the last day of both March and December 2007, cash in the amount of ¥210.0 billion, including cellular revenues, which would have been received by March 31, 2007, was actually received in April 2007 while the reception of cash in the amount of ¥201.0 billion, which would have been received by December 31, 2007, was deferred to January 2008.

•

Net cash used in investing activities decreased to ¥509.5 billion (down 29.0% compared to the same period of the prior year). An increase in acquisition of long-term investments was more than offset by a combination of a decrease in acquisitions of tangible and intangible assets and an increase in net cash inflows from changes of investments for cash management purposes.

7

•

Net cash used in financing activities decreased to ¥414.2 billion (down 10.4% compared to the same period of the prior year) due mainly to a decrease of repayments for outstanding long-term debt. We spent ¥123.0 billion in the nine months ended December 31, 2007 to repurchase our own stock in the market.

•	Free cash flows were ¥517.9 billion. Free cash flows excluding the effects of irregular factors and changes in investments for cash management purposes were ¥361.2 billion.

8

Financial Statements	January 29, 2008 [U.S. GAAP]
For the Nine Months Ended December 31, 2007

Name of registrant:	NTT DoCoMo, Inc. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Tatsuya Iino, Senior Manager, General Affairs Department / TEL +81-3-5156-1111

1. Consolidated Financial Results for the Nine Months Ended December 31, 2007 (April 1, 2007—December 31, 2007)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income
Nine months ended December 31, 2007	3,522,034	(2.1)%	624,998	(7.7)%	628,720	(7.6)%	376,497	(6.7)%
Nine months ended December 31, 2006	3,597,020	0.4%	676,912	(2.4)%	680,704	(16.1)%	403,692	(21.8)%

(Reference) Year ended March 31, 2007	4,788,093	—	773,524	—	772,943	—	457,278	—

	Basic Earnings per Share		Diluted Earnings per Share
Nine months ended December 31, 2007	8,714.79	(yen)	—
Nine months ended December 31, 2006	9,154.91	(yen)	—

(Reference) Year ended March 31, 2007	10,396.21	(yen)	—

Notes:	Percentage indications for operating revenues, operating income, income before income taxes, and net income were the rate of changes compared with the same period of the prior year.

(2)	Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2007	6,043,652	4,222,494	69.9%	98,318.80	(yen)
December 31, 2006	6,053,063	4,128,324	68.2%	94,515.76	(yen)

(Reference) March 31, 2007	6,116,215	4,161,303	68.0%	95,456.65	(yen)

(3)	Consolidated Cash Flows

	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Nine months ended December 31, 2007	1,027,393	(509,457)	(414,151)	446,631
Nine months ended December 31, 2006	582,048	(717,781)	(462,076)	243,330

(Reference) Year ended March 31, 2007	980,598	(947,651)	(531,481)	343,062

2. Dividends

	Cash dividends per share (yen)
Date of record	September 30	March 31	Total
Year ended March 31, 2007	2,000.00	2,000.00	4,000.00
Year ending March 31, 2008	2,400.00	—	—

(Forecasts) Year ending March 31, 2008	—	2,400.00	4,800.00

9

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

	(Millions of yen, except per share amount)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income		Expected earnings per share
Year ending March 31, 2008	4,667,000	(2.5)%	780,000	0.8%	785,000	1.6%	476,000	4.1%	11,083.44	(yen)

(Percentages above represent changes compared to the corresponding previous annual period.)

Notes:	We did not revise our consolidated financial results forecasts for the fiscal year ending March 31, 2008. (The amounts above are the same as we announced as of October 26, 2007 on “Financial Statements for the Six Months Ended September 30, 2007”.)

4. Others

(1)	Change of reporting entities (Change in significant consolidated subsidiaries)	None
(2)	Adoption of simplified accounting policies	None
(3)	Change of significant accounting policies for consolidated financial statements	None

* Explanation for forecasts of operation and other notes.

With regard to the assumptions and other related matters concerning consolidated financial results forecasts for the fiscal year ending March 31, 2008, please refer to page 19.

Consolidated financial statements in this earnings release are unaudited.

10

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) December 31, 2006	(UNAUDITED) December 31, 2007	Increase (Decrease)		March 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	¥243,330	¥446,631	¥203,301	83.5%	¥343,062
Short-term investments	152,110	52,741	(99,369)	(65.3)	150,543
Accounts receivable	890,572	866,474	(24,098)	(2.7)	872,323
Allowance for doubtful accounts	(13,147)	(14,465)	(1,318)	(10.0)	(13,178)
Inventories	168,713	131,154	(37,559)	(22.3)	145,892
Deferred tax assets	82,227	88,178	5,951	7.2	94,868
Prepaid expenses and other current assets	161,898	132,417	(29,481)	(18.2)	138,403

Total current assets	1,685,703	1,703,130	17,427	1.0	1,731,913

Property, plant and equipment:
Wireless telecommunications equipment	5,050,226	5,292,303	242,077	4.8	5,149,132
Buildings and structures	766,361	792,739	26,378	3.4	778,638
Tools, furniture and fixtures	615,499	537,844	(77,655)	(12.6)	613,945
Land	198,660	199,644	984	0.5	199,007
Construction in progress	131,353	108,052	(23,301)	(17.7)	114,292
Accumulated depreciation and amortization	(3,878,783)	(4,117,291)	(238,508)	(6.1)	(3,954,361)

Total property, plant and equipment, net	2,883,316	2,813,291	(70,025)	(2.4)	2,900,653

Non-current investments and other assets:
Investments in affiliates	187,046	182,478	(4,568)	(2.4)	176,376
Marketable securities and other investments	269,218	340,209	70,991	26.4	261,456
Intangible assets, net	547,917	542,257	(5,660)	(1.0)	551,029
Goodwill	141,083	147,381	6,298	4.5	147,821
Other assets	216,299	190,664	(25,635)	(11.9)	219,271
Deferred tax assets	122,481	124,242	1,761	1.4	127,696

Total non-current investments and other assets	1,484,044	1,527,231	43,187	2.9	1,483,649

Total assets	¥6,053,063	¥6,043,652	¥(9,411)	(0.2)%	¥6,116,215

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥149,600	¥107,615	¥(41,985)	(28.1)%	¥131,005
Short-term borrowings	108	108	(0)	(0.0)	102
Accounts payable, trade	706,560	664,915	(41,645)	(5.9)	761,108
Accrued payroll	28,067	28,868	801	2.9	46,584
Accrued interest	1,378	1,507	129	9.4	809
Accrued income taxes	35,558	113,797	78,239	220.0	68,408
Other current liabilities	140,918	177,377	36,459	25.9	154,909

Total current liabilities	1,062,189	1,094,187	31,998	3.0	1,162,925

Long-term liabilities:
Long-term debt (exclusive of current portion)	504,289	398,482	(105,807)	(21.0)	471,858
Liability for employees’ retirement benefits	141,357	142,219	862	0.6	135,890
Other long-term liabilities	215,753	184,980	(30,773)	(14.3)	183,075

Total long-term liabilities	861,399	725,681	(135,718)	(15.8)	790,823

Total liabilities	1,923,588	1,819,868	(103,720)	(5.4)	1,953,748

Minority interests in consolidated subsidiaries	1,151	1,290	139	12.1	1,164

Shareholders’ equity:
Common stock	949,680	949,680	—	—	949,680
Additional paid-in capital	1,311,013	1,135,958	(175,055)	(13.4)	1,135,958
Retained earnings	2,439,569	2,679,109	239,540	9.8	2,493,155
Accumulated other comprehensive income	16,280	11,113	(5,167)	(31.7)	12,874
Treasury stock, at cost	(588,218)	(553,366)	34,852	5.9	(430,364)

Total shareholders’ equity	4,128,324	4,222,494	94,170	2.3	4,161,303

Total liabilities and shareholders’ equity	¥6,053,063	¥6,043,652	¥(9,411)	(0.2)%	¥6,116,215

11

2.	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2007	Increase (Decrease)		Year ended March 31, 2007
Operating revenues:
Wireless services	¥3,248,760	¥3,158,694	¥(90,066)	(2.8)%	¥4,314,140
Equipment sales	348,260	363,340	15,080	4.3	473,953
Total operating revenues	3,597,020	3,522,034	(74,986)	(2.1)	4,788,093

Operating expenses:
Cost of services (exclusive of items shown separately below)	545,157	586,032	40,875	7.5	766,960
Cost of equipment sold (exclusive of items shown separately below)	892,223	870,534	(21,689)	(2.4)	1,218,694
Depreciation and amortization	537,362	557,972	20,610	3.8	745,338
Selling, general and administrative	945,366	882,498	(62,868)	(6.7)	1,283,577
Total operating expenses	2,920,108	2,897,036	(23,072)	(0.8)	4,014,569

Operating income	676,912	624,998	(51,914)	(7.7)	773,524

Other income (expense):
Interest expense	(4,292)	(4,614)	(322)	(7.5)	(5,749)
Interest income	1,036	1,691	655	63.2	1,459
Other, net	7,048	6,645	(403)	(5.7)	3,709
Total other income (expense)	3,792	3,722	(70)	(1.8)	(581)

Income before income taxes	680,704	628,720	(51,984)	(7.6)	772,943

Income taxes	276,730	253,264	(23,466)	(8.5)	313,679
Equity in net income (losses) of affiliates	(247)	1,165	1,412	—	(1,941)
Minority interests in consolidated subsidiaries	(35)	(124)	(89)	(254.3)	(45)

Net income	¥403,692	¥376,497	¥(27,195)	(6.7)%	¥457,278

Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(10,675)	314	10,989	—	(15,763)
Net revaluation of financial instruments, net of applicable taxes	18	(7)	(25)	—	34
Foreign currency translation adjustment, net of applicable taxes	104	(1,522)	(1,626)	—	1,103
Pension liability adjustment, net of applicable taxes	—	(546)	(546)	—	—
Minimum pension liability adjustment, net of applicable taxes	52	—	(52)	(100.0)	5,562

Comprehensive income	¥393,191	¥374,736	¥(18,455)	(4.7)%	¥448,214

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	44,095,706	43,202,063	(893,643)	(2.0)	43,985,082

Basic and diluted earnings per share (Yen)	¥9,154.91	¥8,714.79	¥(440.12)	(4.8)%	¥10,396.21

12

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2007	Increase (Decrease)		Year ended March 31, 2007
Common stock:
At beginning of period	¥949,680	¥949,680	¥—	—%	¥949,680

At end of period	949,680	949,680	—	—	949,680

Additional paid-in capital:
At beginning of period	1,311,013	1,135,958	(175,055)	(13.4)	1,311,013
Retirement of treasury stock	—	—	—	—	(175,055)

At end of period	1,311,013	1,135,958	(175,055)	(13.4)	1,135,958

Retained earnings:
At beginning of period	2,212,739	2,493,155	280,416	12.7	2,212,739
Cash dividends	(176,862)	(190,543)	(13,681)	(7.7)	(176,862)
Net income	403,692	376,497	(27,195)	(6.7)	457,278

At end of period	2,439,569	2,679,109	239,540	9.8	2,493,155

Accumulated other comprehensive income:
At beginning of period	26,781	12,874	(13,907)	(51.9)	26,781
Unrealized holding gains (losses) on available-for-sale securities	(10,675)	314	10,989	—	(15,763)
Net revaluation of financial instruments	18	(7)	(25)	—	34
Foreign currency translation adjustment	104	(1,522)	(1,626)	—	1,103
Pension liability adjustment	—	(546)	(546)	—	—
Minimum pension liability adjustment	52	—	(52)	(100.0)	5,562
Adjustment to initially apply SFAS No.158	—	—	—	—	(4,843)

At end of period	16,280	11,113	(5,167)	(31.7)	12,874

Treasury stock, at cost:
At beginning of period	(448,196)	(430,364)	17,832	4.0	(448,196)
Purchase of treasury stock	(140,022)	(123,002)	17,020	12.2	(157,223)
Retirement of treasury stock	—	—	—	—	175,055

At end of period	(588,218)	(553,366)	34,852	5.9	(430,364)

Total shareholders’ equity	¥4,128,324	¥4,222,494	¥94,170	2.3%	¥4,161,303

13

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2007	Year ended March 31, 2007
I Cash flows from operating activities:
1. Net income	¥403,692	¥376,497	¥457,278
2. Adjustments to reconcile net income to net cash provided by operating activities-
(1) Depreciation and amortization	537,362	557,972	745,338
(2) Deferred taxes	89,443	8,168	74,987
(3) Loss on sale or disposal of property, plant and equipment	28,605	23,949	55,708
(4) Equity in net (income) losses of affiliates	(13)	(1,884)	2,791
(5) Minority interests in consolidated subsidiaries	35	124	45
(6) Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(280,735)	5,849	(262,032)
(Decrease) increase in allowance for doubtful accounts	(1,593)	1,287	(1,600)
Decrease in inventories	60,810	14,738	83,716
(Increase) decrease in prepaid expenses and other current assets	(63,047)	10,108	(39,254)
(Decrease) in accounts payable, trade	(60,216)	(29,987)	(42,013)
(Decrease) increase in accrued income taxes	(133,029)	45,389	(100,197)
(Decrease) increase in other current liabilities	(13,528)	22,478	534
Increase in liability for employees’ retirement benefits	5,846	6,329	379
Increase (decrease) in other long-term liabilities	8,345	2,983	(26,241)
Other, net	71	(16,607)	31,159

Net cash provided by operating activities	582,048	1,027,393	980,598

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(570,680)	(389,900)	(735,650)
2. Purchases of intangible and other assets	(163,408)	(170,859)	(213,075)
3. Purchases of non-current investments	(24,418)	(93,822)	(41,876)
4. Proceeds from sale and redemption of non-current investments	50,051	100,827	50,594
5. Purchases of short-term investments	(3,158)	(5,490)	(3,557)
6. Redemption of short-term investments	2,533	3,238	4,267
7. Proceed from redemption of long-term bailment for consumption to a related party	—	50,000	—
8. Other, net	(8,701)	(3,451)	(8,354)

Net cash used in investing activities	(717,781)	(509,457)	(947,651)

III Cash flows from financing activities:
1. Repayment of long-term debt	(142,323)	(98,200)	(193,723)
2. Proceeds from short-term borrowings	17,288	4,739	18,400
3. Repayment of short-term borrowings	(17,332)	(4,733)	(18,450)
4. Principal payments under capital lease obligations	(2,823)	(2,410)	(3,621)
5. Payments to acquire treasury stock	(140,022)	(123,002)	(157,223)
6. Dividends paid	(176,862)	(190,543)	(176,862)
7. Other, net	(2)	(2)	(2)

Net cash used in financing activities	(462,076)	(414,151)	(531,481)

IV Effect of exchange rate changes on cash and cash equivalents	415	(216)	872

V Net increase (decrease) in cash and cash equivalents	(597,394)	103,569	(497,662)
VI Cash and cash equivalents at beginning of period	840,724	343,062	840,724

VII Cash and cash equivalents at end of period	¥243,330	¥446,631	¥343,062

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥920	¥20,346	¥925
Cash paid during the period for:
Interest	4,177	3,916	6,203
Income taxes	359,458	199,864	359,861
Non-cash investing and financing activities:
Retirement of treasury stock	—	—	175,055

14

Notes to Unaudited Consolidated Financial Statements

The accompanying unaudited consolidated financial statements of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) have been prepared in accordance with accounting principles generally accepted in the United States of America.

1.	Adoption of a new accounting standard

Accounting for Uncertainty in Income Taxes

Effective April 1, 2007, DoCoMo applied the Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of Statement of Financial Accounting Standards (“SFAS”) No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as well as provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The application of FIN 48 did not have a material impact on DoCoMo’s results of operations and financial position.

2.	Other footnotes to unaudited financial statements

Disbursement of substitutional portion of the National Welfare Pension Plan

Under the Defined-Benefit Corporate Pension Law, NTT Kosei-Nenkin-Kikin, a contributory defined benefit welfare pension plan sponsored by the NTT group (“NTT Plan”), was granted approvals by the Japanese government which permitted the NTT Plan to be released from the future obligation and past obligation to disburse the NTT Plan benefits covering the substitutional portion of the National Welfare Pension Plan. The approvals for future and past obligations were granted in September 2003 and July 2007, respectively. As a result, the NTT Plan converted to the NTT Kigyou-Nenkin-Kikin, a defined-benefit corporate pension plan, from July 1, 2007.

Although the NTT Plan was granted approvals by the Japanese government no accounting should be recognized until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the accurate net effect of settlement on DoCoMo’s result of operations and financial position will be. If the amount equivalent to the substitutional portion had been repaid on March 31, 2007, the estimated amount of such effect on DoCoMo’s results of operations would have been approximately ¥25.0 billion.

3.	Subsequent event

Additional acquisition of shares in Philippine Long Distance Telephone Company

DoCoMo acquired approximately 7% of outstanding common stock of Philippine Long Distance Telephone Company (PLDT), a telecommunication operator in the Philippines, from NTT Communications Corporation (“NTT Com”) in March 2006. Additional acquisition of approximately 7% of PLDT common stock for approximately ¥86.7 billion by DoCoMo since March 2007 resulted in a total of approximately 20% equity held by DoCoMo and NTT Com as of January 22, 2008. DoCoMo will reclassify PLDT as an affiliate and account for the investment by retroactively applying the equity method from January 22, 2008.

15

(APPENDIX 1)

Operation Data for First Nine Months of Fiscal Year Ending March 31, 2008

		Full year forecast: as revised at Oct.26, 2007
		[Ref.] Fiscal Year Ended Mar. 31, 2007 Full-year Results	Fiscal Year Ending Mar. 31, 2008 First Nine Months (Apr.-Dec. 2007) Results	First Quarter (Apr.-Jun. 2007) Results	Second Quarter (Jul.-Sep. 2007) Results	Third Quarter (Oct.-Dec. 2007) Results	[Ref.] Fiscal Year Ending Mar. 31, 2008 Full-year Forecast
Cellular
Subscriptions	thousands	52,621	53,151	52,846	52,942	53,151	53,480
FOMA	thousands	35,529	42,078	37,854	40,043	42,078	43,980
mova	thousands	17,092	11,073	14,991	12,899	11,073	9,490
Market share (1) (2)%		54.4	52.9	53.9	53.3	52.9	—
Net increase from previous period (2)	thousands	1,477	529	225	96	209	850
FOMA (2)	thousands	12,066	6,548	2,325	2,188	2,035	8,450
mova (2)	thousands	(10,589)	(6,019)	(2,100)	(2,092)	(1,826)	(7,600)
Aggregate ARPU (FOMA+mova) (3)	yen/month/contract	6,700	6,470	6,560	6,550	6,290	6,430
Voice ARPU (4)	yen/month/contract	4,690	4,290	4,440	4,340	4,090	4,210
Packet ARPU	yen/month/contract	2,010	2,180	2,120	2,210	2,200	2,220
i-mode ARPU	yen/month/contract	1,990	2,150	2,090	2,180	2,170	2,190
ARPU generated from international services (5)	yen/month/contract	50	70	60	70	70	70
ARPU generated purely from i-mode (FOMA+mova) (3)	yen/month/contract	2,160	2,330	2,270	2,360	2,350	2,370
Aggregate ARPU (FOMA) (3)	yen/month/contract	7,860	7,160	7,370	7,270	6,870	7,070
Voice ARPU (4)	yen/month/contract	5,070	4,510	4,710	4,570	4,260	4,400
Packet ARPU	yen/month/contract	2,790	2,650	2,660	2,700	2,610	2,670
i-mode ARPU	yen/month/contract	2,750	2,620	2,630	2,660	2,580	2,630
ARPU generated from international services (5)	yen/month/contract	80	90	80	90	90	90
ARPU generated purely from i-mode (FOMA) (3)	yen/month/contract	2,830	2,730	2,730	2,770	2,690	2,740
Aggregate ARPU (mova ) (3)	yen/month/contract	5,180	4,440	4,600	4,440	4,200	4,360
Voice ARPU (4)	yen/month/contract	4,190	3,670	3,800	3,660	3,490	3,600
i-mode ARPU	yen/month/contract	990	770	800	780	710	760
ARPU generated from international services (5)	yen/month/contract	20	10	10	10	10	20
ARPU generated purely from i-mode (mova) (3)	yen/month/contract	1,160	950	970	960	890	940
MOU (FOMA+mova) (3)	minute/month/contract	144	140	140	140	139	—
MOU (FOMA) (3)	minute/month/contract	175	159	161	159	156	—
MOU (mova) (3)	minute/month/contract	104	85	89	84	80	—
Churn Rate (2)%		0.78	0.85	0.85	0.94	0.74	—
2in1 Subscriptions (6)	thousands	—	211	67	152	211	—
Communication Module Service Subscriptions (7)	thousands	1,027	1,360	1,140	1,247	1,360	1,390
FOMA Ubiquitous plan (8)	thousands	277	618	392	509	618	—
DoPa Single Service (9)	thousands	750	742	748	738	742	—
Prepaid Subscriptions (9)	thousands	45	41	43	42	41	—
i-mode
Subscriptions	thousands	47,574	47,831	47,725	47,759	47,831	48,170
FOMA	thousands	34,052	39,654	36,089	37,972	39,654	—
i-appli compatible (10)	thousands	38,800	39,856	39,206	39,523	39,856	—
i-mode Subscription Rate (2)%		90.4	90.0	90.3	90.2	90.0	90.1
Net increase from previous period	thousands	1,214	257	151	34	72	590
i-mode Flat-rate Packet Communication Plan Subscriptions (11)	thousands	9,563	11,945	10,455	11,267	11,945	—
i-channel Subscriptions	thousands	10,580	14,953	12,272	13,874	14,953	—
Percentage of Packets Transmitted
Web	%	98	98	98	98	98	—
Mail	%	2	2	2	2	2	—
Others
PHS Subscriptions	thousands	453	155	374	310	155	—
DCMX Subscriptions (12)	thousands	2,090	4,660	2,850	3,750	4,660	5,170

*	Please refer to the attached sheet (P.17) for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions used in calculating ARPU, MOU and Churn Rate.
(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data is calculated including Communication Module Services subscriptions.
(3)	Data is calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.
(4)	Inclusive of circuit-switched data communications
(5)	Inclusive of Voice Communications and Packet Communications
(6)	Not included in Cellular subscriptions nor FOMA subscriptions
(7)	Included in total cellular subscriptions
(8)	Included in FOMA subscriptions
(9)	Included in mova subscriptions
(10)	Sum of FOMA handsets and mova handsets
(11)	Sum of “pake-hodai” subscriptions and “pake-hodai full” subscriptions
(12)	Inclusive of DCMX mini subscriptions

16

(APPENDIX 2)

Definition and Calculation Methods of ARPU and MOU

1. Definition of ARPU and MOU

i)	ARPU (Average monthly Revenue Per Unit)[1] :

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

ii)	MOU (Minutes of Usage): Average monthly communication time per subscription.

2. ARPU Calculation Methods

i)	ARPU (FOMA + mova)

Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice communication charges) / No. of active cellular phone subscriptions (FOMA+mova)

Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet communication charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges)}/ No. of active cellular phone subscriptions (FOMA+mova)

i-mode ARPU (FOMA+mova) 2 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) 3 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet communication charges) / No. of active i-mode subscriptions (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice communication charges) / No. of active cellular phone subscriptions (FOMA)

Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA)

i-mode ARPU2 (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA)

ARPU generated purely from i-mode (FOMA) 3 : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) / No. of active i-mode subscriptions (FOMA)

iii)	ARPU (mova)

Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice communication charges) / No. of active cellular phone subscriptions (mova)

i-mode ARPU (mova) 2 : i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscriptions (mova)

ARPU generated purely from i-mode (mova) 3 : i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges) / No. of active i-mode subscriptions (mova)

iv)	ARPU (PHS)

ARPU (PHS): ARPU (PHS) Related Revenues (monthly charges, voice communication charges) / No. of active PHS subscriptions

3. Active Subscriptions Calculation Methods

No. of active subscriptions used in ARPU/MOU/Churn Rate calculations is as follows:

No. of active subscriptions for each month:

(No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2

No. of active subscriptions for full-year results/forecasts:

Sum of No. of active subscriptions for each month from April to March

1	Communication Module service subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

2	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscriptions to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscriptions as a denominator.

17

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

1. EBITDA and EBITDA margin

	Billions of yen
	Nine months ended December 31, 2006	Nine months ended December 31, 2007
a. EBITDA	¥1,242.9	¥1,206.9

Depreciation and amortization	(537.4)	(558.0)
Losses on sale or disposal of property, plant and equipment	(28.6)	(23.9)

Operating income	676.9	625.0

Other income (expense)	3.8	3.7
Income taxes	(276.7)	(253.3)
Equity in net income (losses) of affiliates	(0.2)	1.2
Minority interests in consolidated subsidiaries	(0.0)	(0.1)

b. Net income	403.7	376.5

c. Total operating revenues	3,597.0	3,522.0

EBITDA margin (=a/c)	34.6%	34.3%
Net income margin (=b/c)	11.2%	10.7%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Free cash flows excluding irregular factors and changes in investments for cash management purposes

	Billions of yen
	Nine months ended December 31, 2006	Nine months ended December 31, 2007
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥31.9	¥361.2

Irregular factors (1)	(217.0)	9.0
Changes of investments for cash management purposes (2)	49.4	147.7

Free cash flows	(135.7)	517.9

Net cash used in investing activities	(717.8)	(509.5)
Net cash provided by operating activities	582.0	1,027.4

Note:	(1)	Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period. Irregular factors during the nine months ended December 31, 2007 were the net effect of bank closures as of March 31, 2007 and December 31, 2007.
	(2)	Changes in investments for cash management purposes were derived from purchases, redemption at maturity and sales of financial instruments held for cash management purposes with original maturities of longer than three months.

18

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

1.	As competition in the market becomes more fierce due to changes in the business environment caused by the Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscribers, retention of existing subscribers and ARPU, or may lead to an increase in our costs and expenses.

2.	The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

3.	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

5.	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

7.	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.

10.	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.	Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

13.	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

Names of companies or products presented in this document are the trademarks or registered trademarks of their respective organizations.

19

Copyright (C) 2008 NTT DoCoMo, Inc. All rights reserved. NTT DoCoMo, Inc. RESULTS FOR THE NINE MONTHS OF THE FISCAL YEAR ENDING MAR. 31, 2008 January 29, 2008

RESULTS FOR 3Q OF FY2007
SLIDE No.
1
1
/29
Forward-Looking Statements
This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
1. As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscribers, retention of existing subscribers and ARPU, or may lead to an increase in our costs and expenses.
2. The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.
3. The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.
4. Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
5. The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.
6. Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
7. As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.
8. Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.
9. Inadequate handling of confidential business information, including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.
10. Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.
11. Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of services, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.
12. Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.
13. Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

Copyright (C) 2008 NTT DoCoMo, Inc. All rights reserved. FY2007 Third Quarter Results Highlights

RESULTS FOR 3Q
RESULTS FOR 3Q OF FY2007 OF FY2007
SLIDE No.
3
3
/29
FY2007/1-3Q Financial Results
US GAAP
- 34.2 -0.3
points
34.3 34.6
EBITDA Margin
(%) *
78.5% 460.0 +1,032.3% 361.2 31.9
Adjusted Free Cash Flow
(Billions of yen) **
75.4% 4,060.0 -3.1% 3,060.5 3,157.6
Cellular Services Revenues
(Billions of yen)
Progress to
forecast (2)/(3)
2008/3 E
(full-year)
(3)
(As announced on Oct. 26, 2007)
Changes
(1) (2)
2007/4-12
(1Q~3Q)
(2)
2006/4-12
(1Q~3Q)
(1)
1,595.0
476.0
785.0
780.0
4,667.0
80.1% -7.6% 628.7 680.7
Income Before Income Taxes
(Billions of yen)
80.1% -7.7% 625.0 676.9
Operating Income
(Billions of yen)
75.5% -2.1% 3,522.0 3,597.0
Operating Revenues
(Billions of yen)
75.7% -2.9% 1,206.9 1,242.9
EBITDA
(Billions of yen)*
79.1% -6.7% 376.5 403.7
Net Income
(Billions of yen)
Consolidated financial statements in this document are unaudited.
* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 29 and the IR page of our website, www.nttdocomo.co.jp.
**Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months.

RESULTS FOR 3Q OF FY2007
SLIDE No.
4
4
/29
Financial Results Highlights for the First 9 Months of FY2007
Operating income:
¥625 billion (Down ¥51.9 billion year-on-year)
·
Progress of FY2007 full-year forecast: 80.1%
Operating revenues: Down ¥75 billion year-on-year
·
Cellular services revenues: Down  ¥97.1 billion
(Inclusive of  ¥26.7 billion impact of accounting change in FY2006 to initially recognize as revenues the portion of “Nikagetsu
Kurikoshi”
(two-month carry-over) allowances that are projected to expire)
Operating expenses: Down ¥23.1 billion year-on-year
·
Non-personnel expenses dropped ¥44.8 billion year-on-year due to reduction of distributor commissions including the impact of the new handset purchase methods, and decline in cost of equipment sold, etc.
·
Depreciation/amortization increased ¥20.6  billion year-on-year due to impact of changes in maximum depreciatable amount, etc.

RESULTS FOR 3Q OF FY2007
SLIDE No.
5
5
/29
·
ARPU for FY2007/3Q was 6,290 yen (Down 5.7% year-on-year)
Packet ARPU was 2,200 yen (Up 9.5%)
6,940
7,050
6,920
6,530
6,900
*
6,720
6,670
6,720
6,560
6,550
6,290
Cellular (FOMA+mova) ARPU
International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations as of the fiscal year ended Mar. 31, 2006, in view of their growing contribution to total revenues.
For an explanation of ARPU, please see Slide 28 of this document, “Definition and Calculation Methods of MOU and ARPU”.
(%) (yen)
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
-20.0
-15.0
-10.0
-5.0
0.0
5.0
10.0
15.0
20.0
Packet ARPU (Left axis)
1,820 1,880 1,880 1,940 1,970 1,980 2,010 2,080 2,120 2,210 2,200
(Incl.) i-mode ARPU
1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170
Voice ARPU (Left Axis)
5,120 5,170 5,040 4,780 4,930 4,740 4,660 4,450 4,440 4,340 4,090
(Incl.) International service ARPU
30 40 40 40 50 50 50 60 60 70 70
Year-on-year changes in aggregate ARPU (Right axis)
-6.2 -4.0 -3.5 -2.9 -0.6 -4.7 -3.6 -2.8 -4.9 -2.5 -5.7
05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q)
Full-year aggregate ARPU:
¥6,910
(Down 4.0% year-on-year)
Full-year aggregate ARPU: ¥6,700
(Down 3.0% year-on-year)
*  The ARPU data for FY2006/1Q and FY2006 full-year include the impact of incurring revenues for the portion of “Nikagetsu Kurikoshi (two-month carry-over)”
allowances that are projected to expire, which are estimated as follows:
FY2006/1Q (actual): 200 yen
FY2006/full-year (actual): 50 yen
YoY changes in aggregate ARPU (excluding the impact of incurring revenues for the portion of “Nikagetsu Kurikoshi (two month carryover)” allowances that are projected to expire)

RESULTS FOR 3Q OF FY2007
SLIDE No.
6
6
/29
0
10
20
30
40
50
60
05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12
08/3(Forecast)
mova
53.48
43.98
(82.2%)
42.08
(79.2%)
53.15
·
FOMA subscribers reached 42.08 million as of Dec. 31, 2007
(79.2% of DoCoMo’s total cellular subscribers)
52.62
35.53
(67.5%)
51.14
23.46
(45.9%)
Subscriber Migration to FOMA
(Million subs.)
Inclusive of Communication Module Service subscribers
Numbers in parentheses indicate the percentage of FOMA subscribers to total cellular subscribers
FOMA subs.
projected
to reach
80% of total

RESULTS FOR 3Q OF FY2007
SLIDE No.
7
7
/29
0.00
0.50
1.00
1.50
2.00
05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q)
0.93%
FY07/1-3Q cumulative
churn rate:  0.85%
·
Churn rate for FY2007/3Q was 0.74%
0.74%
Churn Rate
FY05 full-year churn rate: 0.77%
FY06 full-year churn rate: 0.78%
Inclusive of Communication Module Service subscribers
FY2005 FY2006 FY2007
(%)

RESULTS FOR 3Q OF FY2007
SLIDE No.
8
8
/29
-20
0
20
40
60
80
100
05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q)
·
DoCoMo’s
market share of net additions in FY2007/3Q was 18.9%
SoftBank SoftBank
KDDI(au+TU-KA)
FY07 1-3Q cumulative
net adds share: 14.7%
Market Share of Net Additions
FY05 full-year net adds share: 48.4% FY06 full-year net adds share: 30.0%
FY2005 FY2006 FY2007
Source of data used in calculation: Telecommunications Carriers Association (TCA)
Subscribers of EMOBILE, Ltd. are not included
(%)

Planned Actions for FY2007 Copyright (C) 2008 NTT DoCoMo, Inc. All rights reserved.

RESULTS FOR 3Q OF FY2007
SLIDE No.
10
10
/29
New Discount Services
Combined subscriber count of “Fami-wari MAX 50”,
“Hitoridemo Discount 50” and “Office-wari MAX 50” billing plans:
As of Dec. 31, 2007: Approx. 17.6 million
Approx.
17.6 million
(33%*)
Plan to offer greater benefits to long-term users by revamping
“DoCoMo Premier Club” point program  (from April 2008)
(As announced 2007/10/26)
Increase time-binding
contracts
Contribute to future
reduction of churns
* Percentage of combined “Fami-wari MAX 50”, “Hitoridemo Discount 50” and “Office-wari MAX 50”
subscribers to total cellular subscribers
Dec. 31, 2007
(Launched Aug. 22, 2007)
(Launched Sept. 22, 2007)
19 million
(36%*)
Mar. 31, 2008 (Forecast)
·
Uptake of new discount services has grown steadily

RESULTS FOR 3Q OF FY2007
SLIDE No.
11
11
/29
New Handset Sales Schemes -1-
94%
76%
24%
“Value Course”
“Basic Course”
Installment
payment
One-time
lump-sum
payment
Breakdown of Handsets Sold
Payment method (“Value Course”)
76% of users who purchased
a handset using “Value Course”
chose to pay in installments
n
Acceptance of new sales schemes
(Nov. 26-Dec. 31, 2007)
94% of users chose
“Value Course”
No. of “Value Plan” subs as of Jan. 15, 2008:
Over 2 million
6%

RESULTS FOR 3Q OF FY2007
SLIDE No.
12
12
/29
New Handset Sales Schemes -2-
·
Plan to release a total of 23 new models of 905i/705i handsets in 75 different colors during FY2007/2H
2007
Nov
2008
Dec
Jan Feb Mar
Xmas sales
Spring sales
905i Series
“ALL-IN global phone”
705i Series
“Smart, Slim, Surprise!”
10 models
in 36 colors
13 models
in 39 colors
Apply new
handset sales
schemes
HSDPA, GSM roaming, one-segment TV ,
etc. included as standard features
Unique 905i models
w/ distinctive features
Winter 2.0 campaign! START ! DoCoMo campaign

パケ・ホーダイ 定額制
パケ・ホーダイフル 定額制
Added approx. 3.4 mil subs in 1 year

i.ch

RESULTS FOR 3Q OF FY2007
SLIDE No.
13
13
/29
0
2
4
6
8
10
12
14
06/12 07/3 07/6 07/9 07/12 08/3(Forecast)
11.95
0
2
4
6
8
10
12
14
16
18
06/12 07/3 07/6 07/9 07/12 08/3(Forecast)
14.95
Derived from FY07/1-3Q cumulative data & estimates
Jan. 3, 2008
Topped 15 million
Topped 15 million
No. of “pake-hodai”
subscribers* :
Billing plan No. of “i-channel” subscribers: Contents
Flat-Rate Business -1-
(Million subscribers)
(Million subscribers)
Richer contents
Pake-
hodai
Service
menu
Grow users
**: pake-hodai subscription rate= No. Of pake-hodai subscribers/Total FOMA subscribers
*:
Inclusive of “pake-hodai full” subscribers
***: i-channel subscription rate= No. of i-channel subscribers/Total users of compatible handsets
****: Sum of monthly subscription fee (¥150) and usage-based communication charges
(As of Dec.31,2007)
“pake-hodai”
subscription rate **
29%
(As of Dec.31,2007)
“i-channel” subscription
rate
***
45%
(As of Dec.31,2007)
“pake-hodai”
subscription rate of
“i-channel” subscribers
Approx.
40%
n
Boosted packet ARPU
i-channel revenue per sub
330 yen/month****
(Equivalent to 90 yen of packet ARPU)

RESULTS FOR 3Q OF FY2007
SLIDE No.
14
14
/29
1 year before joining
flat-rate package
Month of joining flat-rate
package
¥3,900
0
500
1,000
1,500
2,000
2,500
10-12(3Q) 06/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q)
-20
-10
0
10
20
30
Historical Growth of Packet ARPU
Historical growth of Packet ARPU (mova+FOMA)
(Year-on-year changes (%))
(Packet ARPU ( yen))
Growth of packet bill of “pake-hodai” users
before joining flat-rate package (image)
Contribute to
ARPU growth
Flat-Rate Business -2-
Growth of Packet ARPU
Enrichment of content
ARPU growth of
volume-based billing users
Migration to flat-rate package
* Estimated from user samples who joined “pake-hodai” in April, 2007
:Packet ARPU (mova+FOMA)
:Year -on-year changes
:Year -on-year changes
(Excluding impact of recognizing as revenues the unused portion of
Nikagetsu Kurikoshi (2-month carry over) allowances
FY2005 FY2006 FY2007

RESULTS FOR 3Q OF FY2007
SLIDE No.
15
15
/29
Flat-Rate Business  -3-
No. of HSDPA-enabled handset users Net additional “pake-hodai full” subscribers
0.0
0.5
1.0
1.5
2.0
2.5
3.0
06/12 07/3 07/6 07/9 07/12
(Million subscribers)
·
No. of net additional “pake-hodai full” subscribers increased after the launch of FOMA 905i handsets (HSDPA embedded as standard feature)
0
10
20
30
40 Compared to before
the launch of 905i,
Approx. 2 times
faster growth
Average monthly net additions
for Mar.-Nov. 2007
Net additions in Dec. 2007
User base of HSDPA-enabled handsets
increased sharply following
the release of FOMA 905i
Increased uptake of
“pake-hodai full” service
(1,000 subscribers)
“pake-hodai”
sub: 94%
“pake-hodai”
subs: 87%
“pake-hodai full”
subs:
13%
“pake-hodai full”
subs:
6%
* Pie charts represent the breakdown of net additional “pake-hodai” subscribers

RESULTS FOR 3Q OF FY2007
SLIDE No.
16
16
/29
·
DCMX subscribers grew to 4.66 million, and no. of iD payment terminals installed reached approx. 240,000 units
0
1
2
3
4
5
06/6 06/9 06/12 07/3 07/6 07/9 07/12
DCMX subs:
4.66 million
iD payment terminals installed:
Approx.
240,000
Targets for Mar. 31, 2008
Credit Business
No. of DCMX subs/iD payment terminals
(As of Dec. 31, 2007)
(Million subscribers)
Sales Sales
channel channel
Card Card
lineup lineup
Expanded Expanded
shops shops
supporting supporting
iD credit iD credit
service service
Started accepting DCMX members Started accepting DCMX members at DoCoMo Shops at DoCoMo Shops
Issued Family Card/ETC Card/ Issued Family Card/ETC Card/
Gold Card Gold Card
Principal convenience store chains Principal convenience store chains
Fast food chains Fast food chains
Small/mid-sized retailers
(Announced 10/26/2007)
DCMX subs:
No. of iD
terminals:
5 mil
250,000
Principal actions undertaken

RESULTS FOR 3Q OF FY2007
SLIDE No.
17
17
/29
Business Tie-up with Google
·
Jointly promote initiatives aimed at further enhancing the
convenience of mobile Internet
New
search services
Platform
Google
applications
· Search-related advertisements using Google’s ad platform
Adwords™
New
mobile marketing
* “Android” is a software platform for mobile phones, announced by the Open Handset
Alliance™
participated by Google and other companies
· Search results for official/non-official i-mode sites and PC web sites to be displayed simultaneously
· Set up search-box on top screen of “iMenu
®
”
Study possibility of
· preloading Google Maps application as default handset
feature, and
· supporting Gmail™, YouTube™, Picasa™, etc., on i-mode
handsets
· Study commercial introduction of “Android*” on DoCoMo
handsets
· To be studied jointly by Google and DoCoMo Group

RESULTS FOR 3Q OF FY2007
SLIDE No.
18
18
/29
·
International services revenues grew 37% year-on-year
FY2006
1-3Q
FY2007
1-3Q
12.5 12.5
24.5 24.5
33.5
33.5
5
18.9
18. 9
.9
9
+37%
+51%
No. of int’l roaming users
12.0 12.0
14.6
14. 6
.6
6
(1,000 users)
Int’l roaming service users
(total roaming users including multiple counting of same user)
0
200
400
600
800
06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q)
International Business
Int’l dialing
revenues
Int’l roaming
revenues
(Billions of yen)
Int’l services revenues
Further expansion of international roaming revenues
GSM + 3G roaming capability installed in
FOMA905i series as a standard feature

RESULTS FOR 3Q OF FY2007
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·
FOMA coverage buildup entered phase of quality enhancement
06/12 07/3 07/6 07/9 07/12 08/3
(forecast)
32,500
9,100
10,400
35,700
39,000
14,200
11,300
37,300
Principal actions
HSDPA coverage
12,100
42,700
64.4%
758.0
-28.1%
488.2
679.3
CAPEX
(billions of yen)
Change
(1) (2)
2008/3
(Full-year forecast)
(3)
(Announced on 07/10/26)
Progress to
full-year forecast
(2)/(3)
2007/4-12
(1Q~3Q) (2)
2006/4-12
(1Q~3Q) (1)
FOMA area quality enhancements
POP coverage
As of Dec. 31, 2007: 96%
As of Mar. 31, 2008:
97% (planned)
FOMA Network -1-
:
No. of outdoor base stations
:
No. of indoor systems
40,600
13,300
·
Coverage improvement in downtown
areas and other busy districts.
·
Coverage improvement taking human
traffic flow into consideration
·
Countermeasures against congestions
caused by “Happy New Year” calls

RESULTS FOR 3Q OF FY2007
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·
FOMA coverage and quality improved significantly, as a result of meticulous network quality enhancement efforts
Countermeasures against congestion caused by “Happy New Year” calls
Coverage improvement
taking human traffic flow into consideration
Restricted time
Restriction rate
Base stations
subject to restriction
Max. 30 min
Max. 70%
20% of total
Max.
20
min
Max.
50%
5%
of total
(2007) (2008)
(Conceptual image)
(Conceptual image)
FOMA Network -2-
Coverage improvement
in downtown areas, etc.
For lower floors
of buildings,
underground areas
BS for
lower
floors
Booster
Highways,
railways,
pedestrian flow
Area tuning
tuning
Reinforced base stations
and switches
Booster
BS for lower floors
Outdoor rooftop BS
Booster
BS for lower floors
Outdoor rooftop BS
Significantly reduced time/areas subject to call restrictions as well as restriction rate, to enhance customers’ convenience

Appendices Copyright (C) 2008 NTT DoCoMo, Inc. All rights reserved.

RESULTS FOR 3Q OF FY2007
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US GAAP
0
1,000
2,000
3,000
4,000
5,000
Equipment sales
348.3 363.3 477.0
Other revenues
72.8 88.9 121.0
PHS revenues
18.4 9.4 9.0
Cellular services revenues (voice, packet)*
3,157.6 3,060.5 4,060.0
2006/4-12(1Q~3Q) 2007/4-12(1Q~3Q) 2008/3(Forecast)
3,597.0
3,522.0
4,667.0
Operating Revenues
(Billions of yen)
(Billions of yen)
* “International services revenues” are included in “Cellular services revenues (voice, packet)”.
Operating revenues
for the first nine months
of FY2007
Compared to same
period of FY2006:
Down 2.1%
(Cellular services revenues)
Down 3.1% year-on-year
(Equipment sales revenues)
Up 4.3% year-on-year
Progress to full year
forecast:
75.5%

RESULTS FOR 3Q OF FY2007
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US GAAP
2,920.1
2,897.0
3,887.0
*Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of DoCoMo Point service
(Billions of yen)
(Billions of yen)
Operating expenses
for the first nine months of
FY2007
Compared to same
period of FY2006:
Down 0.8%
Progress to full year
forecast:
74.5%
Operating Expenses
0
1,000
2,000
3,000
4,000
Personnel expenses
188.8 186.7 226.0
Taxes and public duties
27.4 29.2 39.0
Depreciation and amortization
537.4 558.0 772.0
Loss on disposal of property, plant and equipment and
intangible assets
35.5 43.5 69.0
Communication network charges
270.7 264.1 346.0
Non-personnel expenses
1,860.4 1,815.6 2,435.0
(Incl.) Revenue-linked expenses*
1,349.8 1,270.5 1,679.0
(Incl.) Other non-personnel expenses
510.6 545.1 756.0
2006/4-12(1Q~3Q) 2007/4-12(1Q~3Q) 2008/3(Full year forecast)

RESULTS FOR 3Q OF FY2007
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0
100
200
300
400
500
600
700
800
900
1,000
Other (information systems, etc.)
94.8 84.2 141.0
PHS business
0.9 0.3 0.0
Mobile phone business (FOMA)
495.7 337.2 512.0
Mobile phone business (mova)
15.2 10.4 13.0
Mobile phone business (Other)
72.7 56.1 92.0
2006/4-12(1Q~3Q) 2007/4-12(1Q~3Q) 2008/3(Forecast)
679.3
488.2
758.0
Capital Expenditures
(Billions of yen)
(Billions of yen)
Capital expenditures
for the first nine months
of FY2007
Compared to same
period of FY2006:
Down 28.1%
Progress to full year
forecast:
64.4%

RESULTS FOR 3Q OF FY2007
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0
20
40
60
80
100
120
140
160
180
200
-25
-20
-15
-10
-5
0
5
10
15
20
25
MOU(Left axis)
149 152 151 146 145 146 146 139 140 140 139
Year-on-year changes in MOU (Right axis)
-2.0 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8
05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q)
·
MOU for FY2007/3Q was 139 minutes (Down 4.8% year-on-year)
FY07/1-3Q cumulative
MOU: 140 minutes
Cellular (FOMA+mova) MOU
For an explanation of MOU, please see Slide 28 of this document, “Definition and Calculation Methods of MOU and ARPU”.
Full-year MOU: 149 minutes
(Down 1.3% year-on-year)
Full-year MOU: 144 minutes
(Down 3.4% year-on-year)
(%)
(minutes)

RESULTS FOR 3Q OF FY2007
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48,170
+1.3%
47,831 47,208
i-mode
Other**
Migration from
mova
New
Replacement
New
PHS
FOMA
mova
Communication Module Service
FOMA
mova
MOU
(minutes)***
ARPU
(yen)***
No. of Subscribers (1,000)
Churn rate (%)
Handsets sold
(1,000)
(including handsets
sold without
involving sales by
DoCoMo)
Market share ( % )
No. of Subscribers (1,000)*
-
-79.4%
213 1,035
-
-77.0%
167 725
-
-2.1
points
52.9 55.0
1,390
+47.2%
1,360 924
43,980
+31.0%
42,078 32,114
9,490
-44.9%
11,073 20,100
53,480
+1.8%
53,151 52,214
-
-2.6%
3,030 3,110
2008/3
(Forecast)
Changes
(1) (2)
2007/4-12
(1Q~3Q)
(2)
2006/4-12
(1Q~3Q)
(1)
-
-
-
-
-
-
+51.0%
9,414 6,233
-25.8%
5,137 6,924
+16.5%
4,389 3,767
-22.0%
46 59
-70.7%
155 530
+0.13
points
0.85 0.72
*Communication Module Service subscribers are included in the number of cellular phone subscribers in order  to align the calculation method of subscribers with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of
Communication Module Service subscribers.)
** Other includes purchases of additional handsets by existing FOMA subscribers.
*** For an explanation of MOU and ARPU, please see Slide 28 of this document, “Definition and Calculation Methods of MOU and ARPU”.
Operational Results and Forecasts

RESULTS FOR 3Q OF FY2007
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No. of shares repurchased
(millions of shares)
Budget (billions of yen)
1.0
1.4
Max. authorized
0.3
(29.6%)
50
(25.0%)
200
Repurchase authorized at 16th
ordinary general shareholder mtg
0.95
(67.7%)
180.2
(72.1%)
250
Repurchase authorized at 15th
ordinary general shareholder mtg
Actual no. of shares
repurchased
Actual amount spent Max. authorized
Fiscal year ending Mar. 31, 2008 Planned
Dividend per share: 4,800 yen (Up
20%)
Repurchase of own shares:
Authorized to repurchase up to 1 million shares (maximum) for up to
200 billion yen at Ordinary General Meeting of Shareholders on June 19, 2007.
(Plan to cancel treasury shares kept in excess of 5% of issued shares at end of fiscal year.)
· Returning profits to shareholders is considered one of the most important issues in our corporate policies
Return to Shareholders
«Repurchase of Own Shares»
(As of Dec. 31, 2007)

RESULTS RESULTS FOR FOR OF OF FY2007 FY2007
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Definition and Calculation Methods of MOU and ARPU
MOU (Minutes of usage): Average communication time per one month per one user.
ARPU (Average monthly Revenue Per Unit):
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in our wireless services revenues, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services.  Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees.  We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.
Aggregate ARPU (FOMA+mova):  Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)
Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) /
No. of active cellular phone subscriptions (FOMA+mova)
Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) +
i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} /
No. of active cellular phone subscriptions (FOMA+mova)
i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) /
No. of active cellular phone subscriptions (FOMA+mova)
Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA)
Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA)
Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA)
i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA)
Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova)
Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (mova)
i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (mova)
Number of active subscriptions used in ARPU and MOU calculations are as follows:
Quarterly data: sum of “No. of active subscriptions in each month”* of the current quarter
Half-year data: sum of “No. of active subscriptions in each month”* of the current half
Full-year data: sum of “No. of active subscriptions in each month”* of the current fiscal year
* “No. of active subscriptions in each month”: (No. of subs at end of previous month + No. of subs at end of current month)/2
The revenues and no. of subscriptions of Communication Module Service are not included in the above calculation of ARPU and MOU.
3Q

RESULTS FOR 3Q OF FY2007
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Reconciliation of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
1. EBITDA and EBITDA margin
Billions of yen
Nine months ended
December 31, 2006
Nine months ended
December 31, 2007
a. EBITDA
¥  1,242.9
¥  1,206.9
(537.4) (558.0)
(28.6) (23.9)
676.9 625.0
3.8 3.7
(276.7) (253.3)
(0.2) 1.2
(0.0) (0.1)
403.7 376.5
3,597.0 3,522.0
34.6% 34.3%
11.2% 10.7%
    Note:
2. Free cash flows excluding irregular factors and changes in investments for cash management purposes
Billions of yen
Nine months ended
December 31, 2006
Nine months ended
December 31, 2007
¥  31.9 ¥  361.2
(217.0) 9.0
49.4 147.7
(135.7) 517.9
(717.8) (509.5)
582.0 1,027.4
Note: (1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.
Changes of investments for cash management purposes (2)
Free cash flows
Net cash used in investing activities
Net cash provided by operating activities
Free cash flows excluding irregular factors and changes in investments for cash management purposes
    Net income margin (=b/c)
EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
Minority interests in consolidated subsidiaries
b. Net income
c. Total operating revenues
    EBITDA margin (=a/c)
     Irregular factors during the nine months ended December 31, 2007 were the net effect of bank closures as of March 31, 2007 and December 31,
(2) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.
Irregular factors (1)
Depreciation and amortization
Losses on sale or disposal of property, plant and equipment
Operating income
Other income (expense)
Income taxes
Equity in net income (losses) of affiliates

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